UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9)*

                               GOLD STANDARD, INC.
                                (Name of Issuer)

                       Common Stock, par value $.001/share
                       -----------------------------------
                         (Title of Class of Securities)

                                   380724 10 4
                                   -----------
                                 (CUSIP Number)

                             Robert A. Grauman, Esq.
                              O'Melveny & Myers LLP
                               The Citicorp Center
                        153 East 53rd Street, 54th Floor
                          New York, New York 10022-4611
                                 (212) 326-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 29, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               Page 1 of 15 Pages

--------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 380724 10 4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      FCMI FINANCIAL CORPORATION
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      ONTARIO, CANADA
--------------------------------------------------------------------------------
        NUMBER OF            7      SOLE VOTING POWER
                                    -0-
          SHARES
                             ---------------------------------------------------
                             8      SHARED VOTING POWER
       BENEFICIALLY                 152,093
                             ---------------------------------------------------
         OWNED BY            9      SOLE DISPOSITIVE POWER
                                    -0-
           EACH              ---------------------------------------------------

     REPORTING PERSON        10     SHARED DISPOSITIVE POWER
                                    152,093
           WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      152,093
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

CUSIP NO. 380724 10 4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      ALBERT D. FRIEDBERG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
        NUMBER OF            7      SOLE VOTING POWER
                                    152,093
          SHARES
                             ---------------------------------------------------
                             8      SHARED VOTING POWER
       BENEFICIALLY                 -0-
                             ---------------------------------------------------
         OWNED BY            9      SOLE DISPOSITIVE POWER
                                    152,093
           EACH              ---------------------------------------------------

     REPORTING PERSON        10     SHARED DISPOSITIVE POWER
                                    -0-
           WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      152,093
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

         The Schedule 13D dated July 27, 1988 (the "Initial Statement") filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada ("FCMI"), Friedberg Mercantile Group, an Ontario, Canada general partnership, ("FMG"), A.D. Friedberg Inc., an Ontario, Canada corporation ("A.D.F."), 398737 Ontario Limited, an Ontario, Canada corporation ("398737 Ltd."), and Albert D. Friedberg, relating to shares of common stock, $0.001 par value (the "Shares"), of Gold Standard, Inc., a corporation organized and existing under the laws of the State of Utah ("Gold Standard"), as amended by Amendment No. 1, dated June 19, 1991, Amendment No. 2, dated April 10, 1992, Amendment No. 3 dated July 23, 1992, Amendment No. 4 dated October 6, 1994, Amendment No. 5 dated January 19, 1995, Amendment No. 6 dated August 8, 1995, Amendment No. 7 dated February 23, 1996, and Amendment No. 8 dated May 28, 1996, is hereby further amended and, in accordance with Rule 101(a)(2)(ii) of Regulation S-T, restated with respect to the items set forth below in this Amendment No. 9 (each, an "Amendment"). Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Initial Statement.

Item 1.  SECURITY AND ISSUER.
         -------------------

         Item 1 is amended and restated as set forth below.

         This amended and restated Schedule 13D relates to the Shares of Gold Standard. The address of Gold Standard's principal executive office is 712 Kearns Building, Salt Lake City, Utah 84101.

         Effective April 1, 1998, Gold Standard effected a 1 for 4 reverse stock split (the "First Reverse Split"), and effective November 9, 1998, Gold Standard effected a further 1 for 4 reverse stock split (the "Second Reverse Split"). Except as otherwise noted, the information with respect to the Filing Persons' beneficial ownership of Shares and transactions in Shares prior to November 8, 1998 is provided on a pre-split basis. Information with respect to the Filing Persons' beneficial ownership of Shares and transactions in Shares after November 8, 1998 is provided on a post split basis, reflecting both reverse splits.

Item 2.  IDENTITY AND BACKGROUND.
         -----------------------

         Item 2 is amended and restated as set forth below.

         This amended and restated Schedule 13D is being filed by FCMI and Albert D. Friedberg. FCMI and Albert D. Friedberg may be deemed to constitute a "group" for purposes of Section 13d(3) of the Securities and Exchange Act of 1934, as amended (the "Act"). FCMI and Albert D. Friedberg are hereinafter referred to collectively as the "Filing Persons" and each, individually, as a "Filing Person."

         The Initial Statement, as amended by Amendments No. 1 through No. 8, was filed by Albert D. Friedberg, FCMI, FMG, A.D.F. and 398737 Ltd. (collectively, the "Original Filing Persons"). By virtue of (i) the ownership of certain Original Filing Persons by other Original Filing Persons, and (ii) Albert D. Friedberg's ownership of the equity securities of certain Original Filing Persons and his direct or indirect beneficial ownership of approximately 80% of the voting securities of FCMI through his ownership of certain Original Filing Persons, Albert D. Friedberg could be deemed to be the beneficial owner of all of the Shares reported in the Original Filing Persons' Schedule 13D.

         Until March 31, 1997, FCMI's Class B voting shares (FCMI's only voting shares at the time) were traded on the Toronto Stock Exchange, and FMG and 398737 Ltd. (both of which were directly or indirectly controlled by Albert D. Friedberg) owned, in the aggregate, approximately 80% of the voting securities of FCMI. On March 31, 1997, pursuant to an amalgamation carried out in accordance with the Ontario, Canada Business Corporations Act (i) all shares of FCMI held by shareholders other than FMG and 398737 Ltd. were indirectly redeemed by FMG and 398737 Ltd., and (ii) FCMI was merged with a special purpose corporation owned by FMG and 398737 Ltd. into an amalgamated corporation which acquired FCMI's assets, assumed FCMI's liabilities and corporate identity, and continued to use the name FCMI Financial Corporation (the "First Amalgamation").

         Effective October 1, 1997, 398737 Ltd. and FCMI were amalgamated, with FCMI the surviving corporation in the combination (the "Second Amalgamation"). As a result of the Second Amalgamation, FCMI acquired 119,500 Shares previously owned directly by 398737 Ltd. In connection with the Second Amalgamation, Albert
D. Friedberg, members of his family and trusts for the benefit of members of his family acquired all shares of FCMI which were owned by affiliates of FCMI. Such acquisition, and the First Amalgamation and the Second Amalgamation are hereinafter referred to collectively as the "FCMI Restructuring".

         As a result of the FCMI Restructuring, FMG, A.D.F. and 398737 Ltd. (which was amalgamated with FCMI) ceased to have any beneficial interest in the Shares which are the subject of this Schedule 13D and FCMI acquired direct ownership of all such Shares. Albert D. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls 100% of the outstanding shares of FCMI. Accordingly, Albert D. Friedberg and FCMI are the only Filing Persons named in this Amendment No. 9.

         The following sets forth certain information with respect to the Filing Persons and the directors and executive officers of FCMI:

         ALBERT D. FRIEDBERG. Albert D. Friedberg is an individual and a citizen of Canada. Mr. Friedberg's principal occupation is Managing Director of FMG. FMG is an investment dealer and currency and commodities broker having its principal place of business at BCE Place, 181 Bay Street, Suite 250, Toronto, Ontario M5J 2T3. On the date of this Amendment No. 9, Albert D. Friedberg may be deemed the beneficial owner of 100% of the shares of FCMI.

         FCMI. FCMI is an Ontario corporation having its registered and principal business office at BCE Place, 181 Bay Street, Suite 250, Toronto, Ontario M5J 2T3. FCMI's principal business is management of its own investment portfolio.

         The sole officers and directors of FCMI are Mr. Friedberg and Enrique Fenig. Mr. Fenig is a Canadian citizen. His principal occupation is Senior Administrative Officer of FMG, and his business address is c/o FMG.

         During the last five years, none of the Filing Persons, and none of the officers and directors of FCMI have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Item 3 is amended and restated as set forth below.

         All Shares of Gold Standard previously reported as owned directly by Albert D. Friedberg, were purchased by him with his personal funds. All Shares of Gold Standard acquired by affiliates of Albert D. Friedberg, including FCMI and its affiliates, were purchased with the working capital of the acquiring affiliate. In addition, in July 1988 FCMI issued a warrant to purchase FCMI Class A shares as partial consideration for the Shares acquired by FCMI at that time. All of these acquisitions have been reported in Amendments 1 through 8 and are summarized in Item 4 of this Amendment No. 9. All Shares currently beneficially owned by Albert D. Friedberg are owned beneficially through FCMI.

Item 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Item 4 is amended and restated as set forth below.

         During the period commencing July 18, 1988 (the date of the Initial Statement) to the date hereof, FCMI has engaged in a number of transactions that have increased or decreased the number of Gold Standard Shares held by it, which transactions were described in the Initial Statement and Amendments 1 through 8 and are summarized herein. Acquisitions of Shares by Filing Persons are summarized in this Item 4; dispositions of Shares by Filing Persons and the Filing Persons' present beneficial ownership are summarized in Item 5.

         1988 UNIT PURCHASE AND PRIOR HOLDINGS. On July 18, 1988, FCMI purchased one million units (the "1988 Units") of Gold Standard securities comprising 1,000,000 Shares and warrants (the "1988 Warrants") to purchase 750,000 Shares pursuant to a Stock Purchase Agreement, dated July 18, 1988, between FCMI and Gold Standard (the "Stock Purchase Agreement"). The 1988 Warrants were originally exercisable for seven years from the issue date at an exercise price of $2.75 per Share, subject to standard anti-dilution adjustments. Subsequent to July 1988, Gold Standard reduced the exercise price of its 1988 Warrants and on two occasions extended their expiration date, as described in Item 6. The cash portion of the purchase price of the 1988 Units was $2,250,000 and was supplied from the working capital of FCMI. The balance of the consideration was paid by FCMI's issuance to Gold Standard of a warrant for the purchase of 350,000 Class A non-voting shares of FCMI, which warrant expired unexercised in July 1993. A copy of the Stock Purchase Agreement has previously been filed as Exhibit 1 to the Initial Statement, and a copy of the 1988 Warrant has previously been filed as Exhibit 2 to the Initial Statement.

         In addition, pursuant to the Stock Purchase Agreement, Gold Standard granted FCMI a right of first refusal to subscribe to any new issue of Shares. Such right of first refusal is exercisable on a pro-rata basis with any shareholders of Gold Standard holding an equivalent or greater percentage of Gold Standard's stock than FCMI.

         At the time FCMI purchased the 1988 Units, 398737 Ltd., one of the Original Filing Persons, owned 119,500 Shares, which were purchased prior to July 1988. The aggregate purchase price for such 119,500 Shares was $276,550 (excluding brokerage commissions). The funds for the purchase of such Shares were supplied from the working capital of 398737 Ltd.

         At the time FCMI purchased the 1988 Units, Albert D. Friedberg beneficially owned 100 Shares, and certain other persons who, at that time, were officers and directors of FCMI beneficially owned, in the aggregate, 20,400

Shares. The aggregate purchase price for the 100 Shares owned by Albert D. Friedberg prior to July 18, 1988 was $200.00, which sum was obtained from his personal funds. The aggregate purchase price for the 20,400 Shares owned by other officers and directors of FCMI was $45,142. Each of such officers and directors used his or her own funds to acquire the Shares beneficially owned by him or her.

         1991 WARRANT PURCHASE AND EXERCISE. On June 14, 1991, pursuant to a Warrant Purchase Agreement, dated June 14, 1991, among 321264 B.C. Ltd., FCMI and Gold Standard (the "Warrant Purchase Agreement"), FCMI purchased from 321264 B.C. Ltd., an unaffiliated British Columbia, Canada corporation, warrants to purchase 500,000 Shares (the "1991 Warrants"). The aggregate purchase price for the 1991 Warrants was $1.00. FCMI exercised the 1991 Warrants immediately upon purchase at an aggregate exercise price of $375,000. Funds for the purchase and exercise of the 1991 Warrants were supplied from the working capital of FCMI. Copies of the Warrant Purchase Agreement and the 1991 Warrant have previously been filed as Exhibits 1 and 2, respectively to Amendment No. 1.

         1992 LOAN AND WARRANTS. On April 8, 1992, FCMI and Gold Standard entered into a loan agreement (the "Loan Agreement") pursuant to which FCMI agreed to lend to Gold Standard from time to time during the period commencing on April 8, 1992 and ending on June 30, 1994, up to an aggregate amount of $400,000. The loans were permitted to be used by Gold Standard solely for the purpose of providing required bonds and/or cash guarantees to the government of Uruguay in compliance with reclamation requirements under prospecting permits issued to and held by Gold Standard for certain prospecting areas in Uruguay. Such loans bore interest, payable semi-annually, at a rate of 12% per annum. Subject to certain mandatory prepayments upon the occurrence of certain events set forth in the Loan Agreement, the entire outstanding principal amount, together with accrued interest thereon, was due and payable on June 30, 1994. Upon the occurrence of an Event of Default (as such term is defined in the Loan Agreement), FCMI had the right to convert any or all of the outstanding principal amount under the Loan Agreement, and the accrued interest thereon, into Shares at a conversion price which is equal to the exercise price then in effect under the 1992 Warrants. A copy of the Loan Agreement was previously filed as Exhibit 2 to Amendment No. 2 to the Initial Statement. The Loan was fully repaid in May 1993. FCMI did not exercise any conversion rights under the Loan Agreement while the Loan was outstanding.

         In connection with the Loan Agreement, on April 8, 1992 FCMI also purchased from Gold Standard warrants to purchase 1,000,000 Shares (the "1992 Warrants"). The aggregate purchase price for the 1992 Warrants was $100,000. Funds for the purchase of the 1992 Warrants were supplied from the working capital of FCMI. The 1992 Warrants were exercisable for a period of seven years commencing April 8, 1992 at an exercise price of $0.75 per Share, subject to standard anti-dilution adjustments. Subsequent to April 1992, Gold Standard extended the expiration date of the 1992 Warrants, as described in Item 6. A copy of the 1992 Warrants has previously been filed as Exhibit 1 to Amendment No. 2.

         On February 22, 1996, FCMI exercised, in part, the 1992 Warrants and purchased 250,000 Shares at an exercise price of $0.75 per Share. FCMI acquired such 250,000 Shares due to its belief that at then-current market prices, Gold Standard Shares were undervalued, and FCMI viewed the partial exercise of the warrant as an appropriate means of restoring, at an attractive price, a portion of the ownership position in Gold Standard previously sold by FCMI. Funds for the partial exercise of the 1992 Warrants were supplied from the working capital of FCMI.

         1996 UNITS. On May 23, 1996, FCMI purchased 600,000 units (the "1996 Units") of Gold Standard securities, each 1996 Unit consisting of one Share of Gold Standard common stock and one warrant (the "1996 Warrants") to purchase Gold Standard common stock at an exercise price of $1.50 per Share. The purchase price was $1.00 per 1996 Unit, for a total consideration of $600,000. Funds for the purchase of the 1996 Units were obtained by FCMI from its working capital. A copy of the 1996 Warrants has previously been filed as Exhibit 1 to Amendment No. 8. Contemporaneously with FCMI's purchase of the 1996 Units, Sun Valley Gold Company, ("SVG") an investor unaffiliated with FCMI, purchased 3,000,000 1996 Units on identical terms. FCMI viewed the acquisition of its 600,000 1996 Units as an appropriate means of maintaining its ownership position in Gold Standard at an attractive price following the investment by SVG.

         The Filing Persons acquired their Shares for investment purposes. None of the Filing Persons has any present intention to seek representation on the Board of Directors of Gold Standard, to exercise control over Gold Standard, or to engage or cause Gold Standard to engage in any of the transactions or activities listed in items (b) through (j) of Item 4 of Schedule 13D.

         After giving effect to the acquisitions reported in this Item 4, the dispositions reported in Item 5 (other than dispositions made subsequent to both the First and Second Reverse Splits), and the FCMI Restructuring, prior to the First Reverse Split, FCMI and Albert D. Friedberg beneficially owned 4,039,500 Shares, of which 1,939,500 Shares were outstanding and owned of record by FCMI, 750,000 Shares were issuable upon the exercise of the 1988 Warrants, 750,000 Shares were issuable upon the exercise of the 1992 Warrants, and 600,000 Shares were issuable upon the exercise of the 1996 Warrants.

         After giving effect to the acquisitions reported in this Item 4, the dispositions reported in Item 5 (other than disposition made subsequent to both the First and Second Reverse Splits), and the FCMI Restructuring, immediately after the First Reverse Split, FCMI and Albert D. Friedberg beneficially owned 1,009,875 Shares of which 484,875 Shares were outstanding and owned of record by FCMI 187,500 Shares were issuable upon the exercise of the 1988 Warrants 187,500 Shares were issuable upon the exercise of the 1992 Warrants, and 150,000 Shares were issuable upon the exercise of the 1996 Warrants.

         After giving effect to the acquisitions reported in this Item 4, the dispositions reported in Item 5 (other than disposition made subsequent to both the First and Second Reverse Splits), and the FCMI Restructuring, immediately after the Second Reverse Split, FCMI and Albert D. Friedberg beneficially owned 252,468 Shares of which 121,218 Shares were outstanding and owned of record by FCMI 46,875 Shares were issuable upon the exercise of the 1988 Warrants 46,875 Shares were issuable upon the exercise of the 1992 Warrants, and 37,500 Shares were issuable upon the exercise of the 1996 Warrants. Such beneficial ownership has subsequently been reduced by the expiration of the 1988 Warrants and the 1996 Warrants, and by sale of Shares in 1999, as reported in Item 5.

         Whether FCMI purchases additional Shares of Gold Standard common stock (by exercise of the warrants held by FCMI or otherwise) or sells Shares of Gold Standard common stock will depend upon, among other factors, FCMI's liquidity requirements, the market price for such common stock, the comparison of such market price to the exercise price of FCMI's warrants, FCMI's continuing evaluation of the financial condition of and prospects for Gold Standard, and the availability of alternative investment opportunities. FCMI and its affiliates have previously sold certain Gold Standard Shares and have recently made additional sales. These sales are discussed in Section 5.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Item 5 is amended and restated as set forth below.

         From time to time between November 1990 through August 1995, FCMI and its affiliates effected sales of Gold Standard Shares. The following is a summary of these sales. The Filing Persons' acquisitions of Gold Standard Shares are summarized in Item 4.

         On November 9 and 10, 1990, 398737 Ltd. sold 10,000 Shares. On September 7, 1993, FCMI sold 83,000 Shares at a gross sales price of $4.3979 per share. From December 15, 1994 through August 18, 1995, FCMI sold a total of 437,000 Shares of Gold Standard common stock, all of which were sold in open market transactions. With respect to each sale during that period, the table below sets forth the sale date, the number of shares sold, and the gross selling price per share, including commissions.

                                                                 SALE PRICE
        DATE                        NO. OF SHARES SOLD            PER SHARE
        ----                        ------------------            ---------
      12/15/94                             5,000                    $3.875
      01/06/95                             2,000                    $3.875
      01/06/95                            13,000                    $3.875
      01/06/95                             2,000                    $3.875
      01/09/95                            20,000                    $3.875
      01/09/95                             5,000                    $3.875
      01/09/95                             8,000                    $3.875
      01/09/95                             9,000                    $3.875
      01/10/95                            10,000                    $3.875
      01/10/95                             5,000                    $3.875
      01/11/95                             2,500                    $3.875
      01/12/95                             5,000                    $3.875
      01/12/95                            17,500                    $3.875
      01/12/95                             1,000                    $3.875
      01/18/95                             5,000                    $3.875
      01/18/95                             5,000                    $3.875
      01/18/95                             5,000                    $3.875
      01/18/95                            10,000                    $3.875
      01/20/95                             5,000                    $3.875
      01/23/95                             5,000                    $3.875
      05/25/95                             5,500                    $3.875
      05/25/95                             2,500                    $3.875
      05/25/95                             5,000                    $3.875
      05/26/95                             7,000                    $3.875
      05/31/95                             5,000                    $5.50
      05/31/95                             5,000                    $5.50
      05/31/95                             5,000                    $5.4375
      05/31/95                             2,000                    $5.4375
      05/31/95                             5,000                    $5.50
      06/07/95                             4,000                    $5.50

                                                                 SALE PRICE
        DATE                        NO. OF SHARES SOLD            PER SHARE
        ----                        ------------------            ---------

      06/12/95                             4,000                    $5.50
      06/28/95                            15,000                    $5.00
      06/28/95                             5,000                    $5.00
      06/29/95                             5,000                    $5.00
      07/03/95                            10,000                    $5.00
      07/10/95                            10,000                    $5.00
      07/11/95                             1,000                    $5.00
      07/14/95                            10,000                    $5.00
      07/17/95                            10,000                    $5.0625
      07/17/95                             9,000                    $5.00
      07/18/95                             2,500                    $5.00
      07/18/95                             2,500                    $5.0625
      08/04/95                            12,500                    $5.00
      08/07/95                             7,500                    $5.00
      08/08/95                            30,000                    $5.00
      08/08/95                            15,000                    $5.1250
      08/08/95                             5,000                    $5.0625
      08/09/95                            10,000                    $5.1250
      08/10/95                             5,000                    $5.1250
      08/11/95                            15,000                    $5.1250
      08/14/95                            20,000                    $5.1250
      08/14/95                            10,000                    $5.25
      08/15/95                            10,000                    $5.25
      08/15/95                             7,000                    $5.6250
      08/18/95                            10,000                    $6.00
      08/18/95                            10,000                    $6.0625


         In addition to these sales, on January 20, 1995, Albert Friedberg, and certain present and former officers of FCMI sold all Shares held by them in open-market transactions at a gross sales price of $3.875 per share.

         Commencing September 28, 1999, FCMI has sold additional Shares. The following table sets forth the sale dates, the number of shares sold, and the gross selling price per share, including commissions. All such sales were made in open market transactions.

           DATE                NO. OF SHARES SOLD         SALE PRICE PER SHARE
           ----                ------------------         --------------------
         9/28/99                     10,000                      $3.2500
         9/28/99                     1,000                       $3.1250
         9/29/99                     5,000                       $3.2500

         The 1996 Warrants and the 1988 Warrants expired on May 10, 1999 and July 18, 1999, respectively.

         As of the date of this Amendment No. 9, FCMI beneficially owns 152,093 Shares, representing approximately 12.5% of the Shares outstanding, such percentage being determined by adding to 1,168,594 Shares outstanding, as reported in the Form 10-Q of Gold Standard for the quarter ended July 31, 1999, 46,875 Shares issuable upon exercise of the 1992 Warrants held by FCMI, described above. Of such 152,093 Shares, 105,218 Shares are presently outstanding and owned by FCMI, and 46,875 Shares are issuable upon the exercise of the 1992 Warrants at $12.00 per Share, expiring on March 31, 2003. Albert D. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Shares owned by FCMI. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI beneficially own any Gold Standard Shares.

         FCMI continuously evaluates its investments and the allocation of its assets among alternative investment opportunities in light of various factors, including market prices and other factors deemed relevant and may continue to effect sales of its Shares if it deems appropriate under the foregoing conditions: For a discussion of certain rights of FCMI to require that its Shares be registered for sale under the Securities Act of 1933, as amended (the "1933 Act"), see Item 6.

         Except as set forth in this Item 5, none of the Filing Persons and, to the knowledge of the Filing Persons, none of their executive officers or directors, has effected any transactions in the Shares during the 60-day period preceding this Amendment No. 9.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         ---------------------------------------------------------------------

         Item 6 is amended and restated as set forth below.

         1988 STOCK PURCHASE AGREEMENT. FCMI acquired 1,000,000 Shares and the 1988 Warrants pursuant to the Stock Purchase Agreement. The Stock Purchase Agreement contains representations, warranties and indemnities customary in agreements relating to transactions of this type and imposes certain restrictions on FCMI's ability to dispose of its Shares unless the Shares are registered under the 1933 Act. In addition, the Stock Purchase Agreement obligates Gold Standard to file with the Securities and Exchange Commission ("SEC" or "Commission") not later than April 30, 1989 a so-called shelf registration statement under the 1933 Act permitting FCMI to sell those Shares issuable upon exercise of the Warrants, and grants to FCMI the right to have its Shares included in any registration statement under the 1933 Act filed by Gold Standard with the Commission. In each case, the costs and expenses attributable to the filing of any such registration statement are to be borne by Gold Standard.

         1988 WARRANTS. The 1988 Warrants originally entitled FCMI to purchase up to 750,000 Shares of Common Stock until July 17, 1995, at an exercise price of $2.75 per Share, subject to standard anti-dilution adjustments. On June 14, 1991, the Board of Directors of Gold Standard authorized a reduction in the exercise price of the 1988 Warrants from $2.75 per Share to $2.25 per Share. Gold Standard's announcement of such reduction was previously filed as Exhibit 3 to Amendment No. 1.

         By letter dated June 29, 1992, Gold Standard notified FCMI that it had extended the expiration date of the 1988 Warrants held by FCMI from July 18, 1995 to July 18, 1997. A copy of Gold Standard's letter was previously filed as
Exhibit 1 to Amendment No. 3. This extension was not solicited or negotiated by FCMI and no consideration was requested from or paid by FCMI in connection with the extension. The expiration dates of warrants held by persons unrelated to FCMI, including directors and officers of Gold Standard, were also extended.

         In its Form 10-Q dated September 13, 1994 filed for the quarter ended July 31, 1994, Gold Standard reported that it had extended, by two years, the expiration dates of all outstanding warrants to purchase Gold Standard Shares. Gold Standard's determination applied to all warrants then held by FCMI as well as other warrants held by persons unrelated to FCMI, including directors and officers of Gold Standard. As a result of this second extension, the expiration date of the 1988 Warrants held by FCMI was extended from July 18, 1997 to July 18, 1999. FCMI received notice of the extension on September 22, 1994, the date FCMI received, by mail, a copy of Gold Standard's Form 10-Q. The extension was not solicited or negotiated by FCMI, no consideration was requested from or paid by FCMI in connection with the extension, and FCMI disclaims having effected any transaction in such warrants or in the Shares as a result of such extensions by Gold Standard.

         As a result of the First Reverse Split, the exercise price of the 1988 Warrants was increased to $9.00 per share, and the number of shares issuable upon exercise of the 1988 Warrants was reduced to 187,500 shares. As a result of the Second Reverse Split, the exercise price of the 1988 Warrants was increased to $36.00 per share, and the number of shares issuable upon exercise of the 1988 Warrants was reduced to 46,875 shares. The 1988 Warrants expired on July 18, 1999.

         1991 WARRANTS. FCMI acquired 500,000 Shares upon the purchase and immediate exercise of the 1991 Warrants in accordance with the Warrant Purchase Agreement. The Warrant Purchase Agreement contains representations and warranties customary in agreements relating to transactions of this type and imposes certain restrictions on FCMI's ability to dispose of its Shares unless the Shares are registered under the 1933 Act. In addition, the Warrant Purchase Agreement obligated Gold Standard to file promptly with the Securities and Exchange Commission an amendment to the Form S-3 Registration Statement filed with the Securities and Exchange Commission on November 3, 1989 (the "Registration Statement"), to disclose that FCMI acquired the 1991 Warrants and containing such other information as shall be necessary to keep the Registration Statement current, and grants to FCMI the right to have its Shares included in any registration statement under the 1933 Act filed by Gold Standard with the Commission. In each case, the costs and expenses attributable to the filing of any such registration statement are to be borne by Gold Standard.

         1992 WARRANTS. The 1992 Warrants were originally exercisable for a period of seven years commencing April 8, 1992 at an exercise price of $0.75 per Share, subject to standard anti-dilution adjustments. The 1992 Warrants impose certain restrictions on FCMI's ability to dispose of the 1992 Warrants or the shares issuable upon the exercise thereof unless registered under the 1933 Act. In addition, the 1992 Warrants obligate Gold Standard to file with the SEC as soon as practicable after the filing with the SEC of the annual report of Gold Standard on Form 10-K for its 1992 fiscal year, but not later than February 28, 1993, a registration statement covering the Shares issued and grants to FCMI the right to have such Shares included in any registration statement under the 1933 Act filed by Gold Standard with the SEC. In each case, the costs and expenses attributable to the filing of any such registration statement are to be borne by Gold Standard.

         In Gold Standard's Form 10-Q dated September 13, 1994, discussed under "1988 Warrants," above, Gold Standard reported that it had extended, by two years, the expiration dates (as previously extended) of all outstanding warrants to purchase Gold Standard Shares. In February 1996, FCMI acquired 250,000 Shares upon a partial exercise of the 1992 Warrants. As a result of the First Reverse Split, the exercise price of the 1992 Warrants was increased to $3.00 per share and the number of shares issuable upon exercise of the 1992 Warrants was reduced to 187,500 shares. As a result of the Second Reverse Split, the exercise price of the 1992 Warrants was proportionately increased and the number of shares issuable upon exercise of the 1992 Warrants was proportionately decreased, and the 1992 Warrants presently entitle FCMI to purchase 46,875 Shares at $12.00 per Share until March 31, 2003.

         1996 WARRANTS. On May 23, 1996, FCMI purchased the 1996 Warrants. The 1996 Warrants were originally exercisable in whole or in part at an exercise price of $1.50 per Share. The number of Shares issuable under the 1996 Warrants and the exercise price per share are subject to adjustment in connection with certain transactions by Gold Standard, including stock dividends, stock splits, reverse splits, capital reorganizations, reclassification of the Shares, and certain mergers and consolidations involving Gold Standard. A copy of the 1996 Warrants was previously filed as Exhibit 1 to Amendment No. 8. As a result of the First Reverse Split, the exercise price of the 1996 Warrants was increased to $6.00 per share and the number of shares issuable upon exercise of the 1996 Warrants was reduced to 150,000. As a result of the Second Reverse Split, the exercise price of the 1996 Warrants was increased to $24.00 per share and the number of shares issuable upon exercise of the 1996 Warrants was reduced to 37,500 shares. The 1996 Warrants expired on May 10, 1999.

         In connection with Sun Valley Gold Company's and FCMI's purchases of Units, Gold Standard agreed to file a registration statement under the Securities Act of 1933, as amended, with respect to all Shares (including the Shares issuable upon exercise of warrants) included in the Units. FCMI has been advised by Gold Standard that such registration statement has been filed and declared effective.

         The descriptions set forth in this Amendment No. 9 of the 1988 Warrants, the 1991 Warrants, the 1992 Warrants, the 1996 Warrants, the Loan Agreement, the Stock Purchase Agreement, and the Warrant Purchase Agreement are qualified in their entirety by the respective terms of such documents, all of which have previously been filed as amendments to the Initial Statement.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Item 7 is amended and restated as set forth below.

         The following documents have previously been filed as Exhibits to the Initial Statement or an Amendment, as noted below, and are not being filed with this Amendment No. 9:

               Stock Purchase Agreement dated July 18, 1988, between FCMI Financial Corporation and Gold Standard, Inc. (Exhibit 1 to the Initial Statement).

               Warrant dated July 18, 1988 to purchase 750,000 Shares of Gold Standard, Inc. (Exhibit 2 to the Initial Statement)

               Exhibit 4 to the Stock Purchase Agreement dated July 18, 1988 between FCMI Financial Corporation and Gold Standard, Inc. relating to Piggyback Registration Rights. (Exhibit 3 to the Initial Statement)

               Joint Filing Agreement Among FCMI Financial Corporation 398737 Ontario Limited and Albert D. Friedberg (Exhibit 4 to the Initial Statement).

               Warrant Purchase Agreement dated June 14, 1991, among 321264 B.C. Ltd., FCMI Financial Corporation and Gold Standard, Inc. (Exhibit 1 to Amendment No. 1).

               Warrant dated June 14, 1991 to purchase 500,000 Shares of Gold Standard, Inc. (Exhibit 2 to Amendment No. 1).

               Notice of Reduction of Exercise Price on Outstanding Warrants of Gold Standard, Inc. as of June 14, 1991 (Exhibit 3 to Amendment No. 1).

               Warrant dated April 18, 1992, to purchase 1,000,000 Shares of Gold Standard, Inc. (Exhibit 1 to Amendment No. 2).

               Loan Agreement, dated April 8, 1992, between Gold Standard, Inc. and FCMI Financial Corporation (Exhibit 2 to Amendment No. 2).

               Letter dated June 29, 1992, with attachment, from Gold Standard to FCMI (Exhibit 1 to Amendment No. 3).

               Warrants to Purchase up to 600,000 Shares of Common stock of Gold Standard, Inc. (Exhibit 1 to Amendment No. 8)

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 1, 1999

                           FCMI FINANCIAL CORPORATION



                           /s/  ENRIQUE FENIG
                           -----------------------------------
                           By:  Enrique Fenig
                           Its: Executive Vice President



                           /s/  ALBERT D. FRIEDBERG
                           -----------------------------------
                                ALBERT D. FRIEDBERG